Serial: RN109606511-TLT-03-20191014230406

TESLA

LEASE AGREEMENT

Lessee / Co-Lessee ("You") Name and Address		Garaging Address if Different	Lessor ("We," "us," "our")
The 4Less Corp 4580 N RANCHO DR Suite 130 LAS VEGAS, NV 89130 Clark County	christopher davenport 4580 N RANCHO DR Suite 130 LAS VEGAS, NV 89130 Clark County		Tesla Motors NV, Inc. 7077 W Sahara Ave Las Vegas, NV 89117

1. Description of Leased Vehicle ("Vehicle") and Trade-in (If applicable)

		Year	Make	Model	Vehicle Identification Number	Odometer
A. Leased Vehicle	New	2019	Tesla	Model S	5YJSA1E29KF347675	50

	Year	Make	Model	Agreed Upon Value	Payoff Amount	Net Value (Item 7A or 6I and 12G)
B. Trade-in	N/A	N/A	N/A	$ 0.00	$ 0.00	$ 0.00

Federal Consumer Leasing Act Disclosures

2. Amount Due at Lease Signing or Delivery	3. Monthly Payments	4. Other Charges (not part of your monthly payment)	5. Total of Payments (the amount you will have paid by the end of the lease)
(itemized below)* $ 18,500.01	Your first monthly payment of $ 755.59 is due on 10/15/2019, followed by 35 payments of $ 755.59 due on the 15th of each month. The total of your monthly payments is $ 27,201.24.	Disposition fee $ 395.00 Total $ 395.00	$ 45,340.66

***Itemization of Amount Due at Lease Signing or Delivery**

6. Amount Due at Lease Signing or Delivery

A.	Capitalized cost reduction	$ 15,670.05
B.	First monthly payment	$ 755.59
C.	Title fees	$ 29.25
D.	Registration fees	$ 0.00
E.	Governmental Service Fee	$ 0.00
F.	Sales/use tax	$ 57.34
G.	Sales tax on capitalized cost reduction	$ 1,292.78
H.	Acquisition fee	$ 695.00
I.	Negative trade-in equity payment	$ 0.00
J.	Tire Fee	$ 0.00
K.	Other: Registration Service Fee	$ 0.00
	Total	$ 18,500.01

7. How the Amount Due at Lease Signing or Delivery Will be Paid

A.	Net trade-in allowance	$ 0.00
B.	Rebates and noncash credits	$ 0.00
C.	Amount applied from deposit	$ 2,500.00
D.	Amount to be paid in cash	$ 16,000.01
	Total	$ 18,500.01

8. Your Monthly Payment is Determined as Shown Below

A.	**Gross Capitalized Cost.** The agreed upon value of the vehicle ($ 84,190.00) and any items you pay for over the lease term (such as taxes, fees, service contracts, insurance, and any outstanding prior credit or lease balance) (see item 12 for an itemization of this amount).		$ 84,190.00
B.	**Capitalized Cost Reduction.** The amount of any net trade-in allowance, rebate, noncash credit, or cash you pay that reduces the gross capitalized cost.	-	$ 15,670.05
C.	**Adjusted Capitalized Cost.** The amount used in calculating your base monthly payment.	=	$ 68,519.95
D.	**Residual Value.** The value of the vehicle at the end of the lease used in calculating your base monthly payment.	-	$ 52,389.00
E.	**Depreciation and Any Amortized Amounts.** The amount charged for the vehicle's decline in value through normal use and for other items paid over the lease term.	=	$ 16,130.95
F.	**Rent Charge.** The amount charged in addition to the depreciation and any amortized amounts.	+	$ 8,997.08
G.	**Total of Base Monthly Payments.** The depreciation and any amortized amounts plus the rent charge.	=	$ 25,128.03
H.	**Lease Payments.** The number of payments in your lease.	÷	36
I.	**Base Monthly Payment.**	=	$ 698.00
J.	**Monthly Sales/use Tax.**	+	$ 57.59
	Total Monthly Payment.	=	$ 755.59

Early Termination. You may have to pay a substantial charge if you end the lease early. The charge may be up to several thousand dollars. The actual charge will depend on when the lease is terminated. The earlier you end the lease, the greater this charge is likely to be.

9. **Excessive Wear and Use.** You may be charged for excessive wear based on our standards for normal use and for mileage in excess of total miles over the scheduled lease term of 30,000 miles, at the rate of 25 cents per mile.

10. **Purchase Option at End of Lease Term.** You will have an option to purchase the vehicle at the scheduled end of the lease for $ 52,739.00, plus official fees and taxes.

11. **Other Important Terms.** See your lease documents for additional information on early termination, purchase options and maintenance responsibilities, warranties, late and default charges, and insurance.

12. Itemization of Gross Capitalized Cost

A.	Agreed upon value of vehicle as equipped	$ 84,190.00	F.	Maintenance agreement	$ 0.00
B.	Title fees	$ 0.00	G.	Net trade-in balance	$ 0.00
C.	Registration fees	$ 0.00	H.	Sales tax on capitalized cost reduction	$ 0.00
D.	License fees	$ 0.00	I.	Other ____________	$ 0.00
E.	Sales/use tax	$ 0.00		**Total** (A to I)	$ 84,190.00

13. Estimated Official Fees and Taxes You Must Pay During the Lease		
$ 3,423.36 is our estimate of the total of official fees and taxes you will have to pay over the lease term. The actual amount may be higher or lower, depending on the tax rates in effect or the value of the vehicle at the time a fee or tax is assessed. (See item 23 for a description of your responsibility for official fees and taxes.)		
14. Lease Date	**15. Scheduled End of Lease Term**	**16. Lease Term (Number of Months)**
10/15/2019	10/15/2022	36

17. Agreement. You agree to everything in this lease, including items 2-11, and are not buying a vehicle. We intend to assign this lease to Tesla Lease Trust. Tesla, Inc. and Tesla Finance LLC helped arrange this lease and Tesla Finance LLC will service it.

18. Payments and Late Charge. You will pay us any amounts under this lease when they become due, which may be after the lease ends. A late fee of 5% of any amount we do not receive by 10 days after the due date will be charged.

19. Insurance. You must insure the vehicle through policies and insurers acceptable to us from the delivery of the vehicle to you until you return it to us, and show us proof if we ask. The liability insurance must cover at least $50,000, $100,000 and $300,000 for property damage, for bodily injuries to any one person, and for any one accident, respectively. The physical damage insurance must cover the vehicle's full value (payable in cash and not by a replacement vehicle) and no deductible under it may exceed $2,500. The policies must cover the driving of the vehicle by you or anyone likely to do so and must show as additional insureds us and anyone else we designate. We will be entitled to any insurance proceeds for damage, theft or destruction of the vehicle. We also have the right to endorse your name on any insurance check or settlement you receive and may speak to your insurance company about your coverage. Failure to comply with these insurance requirements may result in us force-placing insurance coverage on the vehicle. All costs and fees for force-placed insurance will be charged to the lessee.

20. Delivery. By signing below, you acknowledge the delivery to, and acceptance by, you of the vehicle, and you assume the risks of loss or damage.

21. Warranty. The only warranties on the vehicle are the Tesla New Vehicle Limited Warranty provided to you (which is separate from this lease and states any coverage limits) and a warranty that the vehicle conforms to the description in this lease.

22. Maintenance and Use. You will keep the vehicle in good working order and repair and follow any maintenance schedules or recall advisories we or our affiliate may notify you of. You are responsible for all operating costs. You will not use the vehicle or allow it to be used illegally, outside of your insurance coverage, or for transport or rental for payment. You will notify us if the vehicle is out of the state where it is first titled for more than 30 days. You will keep the vehicle free from liens or claims of, or confiscation by, others.

23. Fees, Fines and Taxes. You will pay all fees, fines and taxes mandated by the government, and road tolls, related to the vehicle or its use (except our net income taxes), including those accruing from your failure to pay when due. We will charge you for any such amounts that we pay on your behalf. Additionally, any changes in tax that may occur throughout the term of the lease as a result of lessee moving or governmental changes in tax rates will be the responsibility of the lessee.

24. Return at Scheduled Lease End. You will return the vehicle at the scheduled lease term end to the place we designate, unless you purchase it (see item 26). You will pay us: (i) any excess mileage charge (see item 9); (ii) any excess wear charge (see item 25); and (iii) any amounts due under item 30. For each month you keep the vehicle beyond the scheduled lease term end, you will be in default and will also pay us the monthly payment amount.

25. Excess Wear. The charge for excess wear will be our estimated or actual cost of repairing wear beyond that reasonably expected with ordinary, everyday use and maintenance according to this lease. It includes: (i) parts, accessories and vehicle specifications present in or on the vehicle or provided at delivery being incomplete, modified or replaced with items of inferior quality or design; (ii) any tire with less than 1/8 inch of tread or not part of a matching set of four; (iii) dents, scratches, gouges or cracks in the vehicle's external parts or glass; (iv) torn or burned interior parts or upholstery; (v) inoperative mechanical or electrical components; and (vi) any damage or neglect resulting from your failure to follow any maintenance schedules or recall advisories we or our affiliate may notify you of.

26. Option to Purchase. You may buy the vehicle "AS IS," either at the scheduled lease term end by paying the amount in item 10 or during the lease term by paying the adjusted lease balance (see item 28) plus, in each case, any amounts due under item 30. If you buy the vehicle, you will re-title and re-register it in your name as soon as possible.

27. Terminating the Lease Early. This lease may be ended before its scheduled term end by you for any reason, or by us if: (i) you default on this lease (see item 32); or (ii) the vehicle is a total loss; or (iii) you die with no surviving lessee. You will have to pay any early end liability (see items 28 and 29).

28. Early End Liability. If the lease ends early and you do not purchase the vehicle under item 26, you will pay the amount of any excess of the "adjusted lease balance" over the "realized value" (see below). However, if such excess is greater than the sum of the following, you will pay such sum instead: (i) all monthly lease payments not yet due plus (ii) any excess mileage charge (see item 9) plus (iii) any excess wear charge (see item 25). Either way, you will also owe us any amounts due under item 30.

- **Adjusted Lease Balance:** The adjusted lease balance on any date is the adjusted capitalized cost (see item 8.C) less all depreciation/ amortization through that date. We calculate the split between (i) depreciation/amortization and (ii) rent in each monthly payment using the "constant yield method," a written explanation of which will be provided to you upon request. Our calculations assume that rent charges for each month are earned in advance, that your lease payments are received on their due dates and that the lease ends on the scheduled end date.
- **Realized Value:** If: (i) we keep the vehicle, the vehicle's wholesale fair market value; or (ii) we dispose of the vehicle, the price we receive (including any insurance settlement we receive where "gap protection" under item 29 does not apply). <u>Appraisal Right</u>: However, you may pay for an independent third party agreeable to us to conduct a professional appraisal of the wholesale value of the vehicle that could be realized at sale, in which case the "realized value" will instead be such appraised value.

29. Gap Protection. If your vehicle is a total loss and we get a settlement under your insurance policy that complies with this lease, you will not owe an early end liability under item 28. Instead, if such settlement is less than the adjusted lease balance (see item 28), you will owe the difference (up to your insurance deductible) plus any amounts due under item 30. We will credit you for any excess of the insurance settlement over the adjusted lease balance.

30. Other Amounts Due at Lease End. You will owe us the following when this lease ends: (i) any monthly payments already due and unpaid at such time; (ii) any official fees and taxes for the lease end (and vehicle purchase, if applicable); and (iii) any other amounts due and unpaid under this lease.

31. Odometer Disclosure. Federal law requires you to tell us the vehicle's mileage in connection with a transfer of vehicle ownership. You may be fined and/or imprisoned if you do not complete the disclosure or you make a false statement.

32. Default and Remedies. You will be in default if you breach any agreement in this lease, provide false or misleading information in your credit application, or do anything else the law says is a default. If you are in default, we may, after any legally required notice or waiting period: (i) end this lease

Serial: RN109606511-TLT-03-20191014230406

and charge an early end liability (see items 28 and 29); (ii) do anything to protect our interest in the vehicle, including repossessing the vehicle using legally permitted means, (iii) locate the vehicle using electronic means; (iv) use the vehicle's license plates to move it; (v) sue you for damages or to get the vehicle back; and/or (vi) charge you for amounts we spend taking these actions.

33. Agreement to Arbitrate. Please carefully read this provision, which applies to any dispute between you and Tesla, Inc. and its affiliates (together "Tesla").

If you have a concern or dispute, please send a written notice describing it and your desired resolution to resolutions@tesla.com.

If not resolved within 60 days, you agree that any dispute arising out of or relating to any aspect of the relationship between you and Tesla will not be decided by a judge or jury but instead by a single arbitrator in an arbitration administered by the American Arbitration Association ("AAA") under its Consumer Arbitration Rules. This includes claims arising before this Agreement, such as claims related to statements about our products.

We will pay all AAA fees for any arbitration, which will be held in the city or county of your residence. To learn more about the Rules and how to begin an arbitration, you may call any AAA office or go to www.adr.org.

The arbitrator may only resolve disputes between you and Tesla and may not consolidate claims without the consent of all parties. The arbitrator cannot hear class or representative claims or requests for relief on behalf of others purchasing or leasing Tesla vehicles. In other words, you and Tesla may bring claims against the other only in your or its individual capacity and not as a plaintiff or class member in any class or representative action. If a court or arbitrator decides that any part of this agreement to arbitrate cannot be enforced as to a particular claim for relief or remedy (such as injunctive or declaratory relief), then that claim or remedy (and only that claim or remedy) shall be severed and must be brought in court and any other claims must be arbitrated.

If you prefer, you may instead take an individual dispute to small claims court.

You may opt out of arbitration within 30 days after signing this Agreement by sending a letter to: Tesla, Inc.; P.O. Box 15430; Fremont, CA 94539-7970, stating your name, Vehicle Identification Number, and intent to opt out of the arbitration provision. If you do not opt out, this agreement to arbitrate overrides any different arbitration agreement between us, including any arbitration agreement in a lease or finance contract.

34. Indemnification. You agree to indemnify us and hold us and our assignees, agents, and insurers harmless from and against any and all liabilities, damages, claims and expenses, including reasonable attorneys' fees to the extent permitted by law, arising out of the condition, maintenance, use and operation of the vehicle, including claims under a strict liability doctrine.

35. Assignment. Any sale of the vehicle and assignment of this lease will not be considered to change materially your duties, burden, or risk under this lease. If we assign this lease, you will not receive notice of assignment. **You will not sublease or assign this lease without our prior written consent.**

36. Privacy Policy. Our Privacy Policy is incorporated into this lease and can be viewed at www.tesla.com/about/privacy.

37. Electronic Signatures and Conversion. If signed electronically, the authoritative copy of this lease will be held in a designated document management system, but we may convert it into a paper copy marked "Original" onto which your electronic signature is affixed. If we do, the affixed signature will be your legally valid and binding signature and the paper copy alone will be the original of this lease.

38. Enforceability. Invalidation of any part of this lease will not affect any other part. No delay or abstention in enforcing our rights will be a waiver.

39. Entire Agreement. This lease contains the entire agreement of the parties. Any changes to this lease must be in writing and must be signed by us.

NOTICE TO LESSEE: (1) Do not sign this lease before you read it or if it contains any blank spaces to be filled in; (2) You are entitled to a completely filled in copy of this lease.

This lease is entered into as of the date shown in item 14. By signing below, you agree to the terms of this lease, confirm that before you signed this lease, you were free to review and keep a copy, and acknowledge that you have read all pages of this lease. You also acknowledge receipt of a true and completely filled-in copy of all pages of this lease at the time you signed it.

Lessee's Signature: X *christopher davenport*
By: The 4Less Corp
As authorized signatory of The 4Less Corp

Co-Lessee's Signature: X *christopher davenport*
By: christopher davenport

The authorized signature of the lessor below has the effect of: (1) accepting the terms and conditions of this lease; and (2) assigning to Tesla Lease Trust or its successors and assigns all right, title and interest in, and to the vehicle and this lease.

Lessor's Signature: TESLA MOTORS NV, INC.

By: X Yaron Klein

Yaron Klein
Treasurer